Exhibit 99.1

EXECUTION VERSION

FOURTH AMENDING AGREEMENT dated as of February 7, 2017

BETWEEN:	IAMGOLD CORPORATION (as “Borrower”)

AND:	NATIONAL BANK OF CANADA DEUTSCHE BANK AG, CANADA BRANCH CITIBANK, N.A., CANADIAN BRANCH RESSOURCES QUÉBEC INC. MORGAN STANLEY SENIOR FUNDING, INC. (each as “Lender”)

AND:	ROYAL BANK OF CANADA THE TORONTO-DOMINION BANK EXPORT DEVELOPMENT CANADA (each acting as new Lender)

AND:	NATIONAL BANK OF CANADA (acting as Agent for the Lenders)

RECITALS

a)	A credit agreement dated as of January 28, 2016 (as amended by an first amending agreement dated as of April 25, 2016, a second amending agreement dated as of May 9, 2016 and a third amending agreement dated as of August 29, 2016, and as amended, restated or modified from time to time, the “Credit Agreement”) has been entered into among the Agent, the Borrower and the Lenders named therein.

b)	Pursuant to Section 2.9 of the Credit Agreement, the Borrower is entitled to request increases up to US$80,000,000 in the aggregate amount of the Credit.

c)	The Borrower has requested, pursuant to Section 2.9 of the Credit Agreement, a US$80,000,000 increase (the “Increase”) in the amount of the Credit.

d)	The Increase of the Credit will require additional commitments and National Bank of Canada, Deutsche Bank AG, Canada Branch and Citibank, N.A., Canadian Branch, as

Lenders, have accepted to provide additional commitments for a portion of the Increase as specified in Section 3 below and Royal Bank of Canada, The Toronto-Dominion Bank and Export Development Canada, as new Lenders, have accepted to become Lenders under the Credit Agreement and provide a new commitments for a portion of the Increase as specified in Section 3 below.

e)	Each of Royal Bank of Canada, The Toronto-Dominion Bank and Export Development Canada qualifies as a permitted assignee under Section 10.2 of the Credit Agreement.

f)	The parties wish to amend the Credit Agreement in order to provide for the Increase and make an amendment to provisions relating to use of the Credit.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1.	Interpretation

1.1	Capitalized terms used herein and defined in the Credit Agreement have the meanings ascribed to them in the Credit Agreement unless otherwise defined herein.

1.2	Any reference to the Credit Agreement in any Loan Document (including any Security Document) refers to the Credit Agreement as amended hereby.

2.	Agreement by Lenders

Each of National Bank of Canada, Deutsche Bank AG, Canada Branch, Citibank, N.A. Canadian Branch, Ressources Québec Inc. and Morgan Stanley Senior Funding, Inc. hereby agrees (i) to the Increase being allocated as specified in Schedule “A” and (ii) to the amount of the Increase not being a multiple of US$25,000,000.

3.	Amendment to Commitments

3.1	The Credit is hereby increased from US$170,000,000 to US$250,000,000 and the amount of the Increase (namely, US$80,000,000) is allocated to National Bank of Canada, Deutsche Bank AG, Canada Branch, Citibank, N.A. Canadian Branch, Royal Bank of Canada, The Toronto-Dominion Bank and Export Development Canada. After giving effect to the Increase, the total Commitment of each Lender in respect of the Credit is as specified in the attached Schedule “A” as at the date hereof.

3.2	Upon this Agreement becoming effective, no additional increase to the Credit may later be requested by the Borrower pursuant to such Section 2.9.

4.	Amendment to Credit Agreement

Section 2.4 of the Credit Agreement is hereby amended as follows:

“The Credit may be used to finance the general corporate requirements of the Borrower and its Subsidiaries, including acquisitions permitted under this Agreement, issuance of L/Cs and to refinance the Existing Facilities, but references in this Section to the use of the Credit shall not in any way modify other provisions of this Agreement. Notwithstanding the immediately preceding sentence, the Credit shall not be used to (i) finance a take-over bid or tender offer for the Equity Interests of a Person unless the board of directors (or persons performing similar functions) of the issuer of those Equity Interests has approved the acquisition (it being understood that the use of the Credit to finance the acquisition of Equity Interests of a Person under circumstances that do not constitute a take-over bid or tender offer is not restricted) or (ii) for the purpose of accumulating cash in deposit or investment accounts outside of the ordinary course of business.”

5.	Conditions to Effectiveness

This Agreement will become effective on the date the Agent has confirmed to the Borrower and the Lenders signatory of this Agreement that this Agreement has been executed by all parties hereto and the payment of all fees and expenses owing by the Borrower to the Agent and the Lenders on the date of this Agreement (including the commitment fees pursuant to Section 8 of this Agreement).

6.	Confirmation

The Borrower and each other Obligors, by their acknowledgement of the terms of this Agreement, further confirms and acknowledges that their obligations under the Security Documents to which they are a party are still in full force and effect and that this Agreement does not reduce such obligations.

7.	Representations

The Borrower represents and warrants that (i) no Default is in existence as at the date hereof, and (ii) this Agreement and the Increase will not result in a Default. The representations and warranties made in Section 6.1 of the Credit Agreement, other than those expressly stated to be made as of a specific date, are true on and as of the date hereof with the same effect as if such representations and warranties had been made on and as of the date hereof.

8.	Expenses and Fees

The Borrower agrees to pay on demand all reasonable costs and expenses of the Agent in connection with the preparation, negotiation, execution, delivery, implementation and administration of this Agreement including, without limitation, the reasonable fees and expenses of counsel for the Agent. Upon execution of this Agreement, the Borrower also agrees to pay to the Agent, for distribution to National Bank of Canada, Deutsche Bank AG, Canada Branch, Citibank, N.A. Canadian Branch, Royal Bank of Canada, The Toronto-Dominion Bank and Export Development Canada pro rata to their respective Commitments under the Increase, a commitment fee in the total amount of US$364,273.97.

9.	Counterparts

This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered will be deemed to be an original and all of which taken together will constitute but one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier will be effective as delivery of a manually executed counterpart of this Agreement.

10.	Governing Law

This Agreement is governed by, and construed in accordance with, the laws of the Province of Ontario and of the laws of Canada applicable therein.

(Signature pages follow)

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date and year first above written.

IAMGOLD CORPORATION, as Borrower

By:	/s/ Carol Banducci
Carol Banducci
Chief Financial Officer

[Signature page – Fourth Amending Agreement (Increase)]

NATIONAL BANK OF CANADA, as Agent

By:	/s/ Jonathan Campbell
Name:	Jonathan Campbell
Title:	Director

By:	/s/ Allan Fordyce
Name:	Allan Fordyce
Title:	Managing Director

NATIONAL BANK OF CANADA, as Lender

By:	/s/ Allan Fordyce
Name:	Allan Fordyce
Title:	Managing Director

By:	/s/ David Torrey
Name:	David Torrey
Title:	Managing Director

[Signature page – Fourth Amending Agreement (Increase)]

DEUTSCHE BANK AG, CANADA BRANCH, as Lender

By:	/s/ Dan Sooley
Name:	Dan Sooley
Title:	Chief Country Officer

By:	/s/ David Gynn
Name:	David Gynn
Title:	Chief Financial Officer

CITIBANK, N.A., CANADIAN BRANCH,, as Lender

By:	/s/ Samin Atique
Name:	Samin Atique
Title:	Authorized Signatory

By:
Name:
Title:

RESSOURCES QUÉBEC INC., as Lender

By:	/s/ Denis Williams
Name:	Denis Williams
Title:	General Manager

By:
Name:
Title:

[Signature page – Fourth Amending Agreement (Increase)]

MORGAN STANLEY SENIOR FUNDING, INC., as Lender

By:	/s/ Dmitriy Barskiy
Name:	Dmitriy Barskiy
Title:	Vice President

By:
Name:
Title:

[Signature page – Fourth Amending Agreement (Increase)]

ROYAL BANK OF CANADA, as new Lender

By:	/s/ Strati Georgopoulos
Name:	Strati Georgopoulos
Title:	Authorized Signatory

By:
Name:
Title:

THE TORONTO-DOMINION BANK, as new Lender

By:	/s/ Liza Straker
Name:	Liza Straker
Title:	Director

By:	/s/ Brendon D’Mello
Name:	Brendon D’Mello
Title:	Director

EXPORT DEVELOPMENT CANADA, as new Lender

By:	/s/ Gabriela Gomez
Name:	Gabriela Gomez
Title:	Financing Manager

By:	/s/ Brigitte Couture
Name:	Brigitte Couture
Title:	Financing Manager

[Signature page – Fourth Amending Agreement (Increase)]

We, the undersigned, as Obligors under the Credit Agreement, hereby agree with the terms of this Agreement:

TRELAWNEY MINING AND EXPLORATION INC.

By:	/s/ Craig MacDougall
Name: Craig MacDougall
Title: President

2324010 ONTARIO INC.

By:	/s/ Craig MacDougall
Name: Craig MacDougall
Title: President

ROSEBEL GOLD MINES N.V.

By:	/s/ Carol Banducci
Name: Carol Banducci
Title: Chief Financial Officer

IAMGOLD ESSAKANE S.A.

By:	/s/ Oumar Toguyeni
Name: Oumar Toguyeni
Title: Chairman

REPADRE CAPITAL (BVI) INC.

By:	/s/ James Collie
Name: James Collie
Title: Director

[Signature page – Fourth Amending Agreement (Increase)]

AGEM LIMITED

By:	/s/ James Collie
Name: James Collie
Title: Director

[Signature page – Fourth Amending Agreement (Increase)]

SCHEDULE “A”

Lender’s Applicable Percentage

REDACTED